Katherine J. Blair Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4252 KBlair@manatt.com

January 27, 2021	Client-Matter: 66518.030

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Cara Wirth and Ms. Lilyanna Peyser, Office of Trade & Services

Re:	MedMen Enterprises Inc.
Amendment No. 4 to Registration Statement on Form 10-12G Filed January 15, 2021

Dear Ms. Wirth and Ms. Peyser:

On behalf of our client, MedMen Enterprises Inc. (the “Company”), we hereby file Amendment No. 5 to the Company’s Registration Statement on Form 10-12G (the “Amendment No. 5”). Amendment No. 5 is filed to provide responses to comments (the “Comments) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated January 26, 2021 (the “Staff’s Letter”) relating to the Company’s Amendment No. 4 to its Registration Statement on Form 10-12G as filed with the Commission on January 15, 2021.   In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 5. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 5.

2049 Century Park East, Suite 1700, Los Angeles, California  90067   Telephone:  310.312.4000  Fax:  310.312.4224

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

U.S. Securities & Exchange Commission

January 27, 2021

Amendment No. 4 to Form 10-12G

Employment and Severance Agreements, page 79

1.	Please file as exhibits the various severance and other employment agreements that you have entered into with management. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has filed as exhibits 10.22 through 10.25 various severance agreements entered into with former management of the Company.

Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (310) 312-4252.

Sincerely,

/s/ Katherine J. Blair
Katherine J. Blair

cc:	Reece Fulgham, Interim Chief Financial Officer
Thomas J. Poletti, Esq.